Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Predecessor						Successor
	2003	2004	2005	2006	Three months ended March 31, 2007	January 1 to October 19, 2007	October 20 to December 31, 2007	Three months ended March 31, 2008
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$(16.5)	$73.6	$156.6	$109.8	$44.4	$104.2	$(19.0)	$13.6

Fixed charges:

Interest expense	18.8	24.0	76.0	70.7	24.5	55.1	30.8	31.2

Rentals, primarily buildings	5.5	5.4	10.2	10.7	2.5	7.8	2.2	2.7

Total fixed charges	$24.3	$29.4	$86.2	$81.4	$27.0	$62.9	$33.0	$33.9

Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$7.8	$103.0	$242.8	$191.2	$71.4	$167.1	$14.0	$47.5

Ratio of earnings to fixed charges(1)	—	3.5	2.8	2.3	2.6	2.7	—	1.4

Earnings deficiency	$16.5						$19.0

(1)	The Company accounts for interest and penalties related to uncertain tax positions as part of income tax expense, and therefore, these charges are not included as a component of interest expense within fixed charges.